LIFETIME BRANDS, INC
One Merrick Avenue
Westbury, NY 11590

January 12, 2007

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549

Re:	Lifetime Brands, Inc. Registration Statement No. 333-137575

Ladies and Gentlemen:

        Request is made for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 under the Securities Act of 1933, as amended, of Lifetime Brands, Inc. to January 12, 2007 at 3:00pm, or as soon thereafter as practicable. Please notify the undersigned or Lawrence Levinson, Esq. by phone at (212) 704-6251 or by fax at (212) 704-5955 of the date and time that the registration statement has been declared effective.

        To facilitate the acceleration of the effective date of the registration statement, the Company, pursuant to a letter from the Securities and Exchange Commission (the “Commission”) dated October 12, 2006, acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Lifetime Brands, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Lifetime Brands, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Lifetime Brands, Inc.
By:	/s/ Robert McNally Robert McNally Vice-President and Chief Financial Officer